PROXY FACT SHEET

Special Meeting of Shareholders of
Putnam

High Income Opportunities Trust & High Income Bond Fund

MEETING DATE:   January 13th
MAIL DATE:      December 9th
RECORD DATE:    October 22nd

INBOUND LINE:   1-800-780-7316
FUND'S NUMBER:  1-800-225-1581

LOCATION AND TIME:
One Post Office Square - 12th Floor
Boston, MA
At 11:00 a.m.

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What is this regarding?

The purpose of this proxy meeting is to seek shareholder approval for the merger of High Income Opportunities Trust into High Income Bond Fund.

What is being voted on?

Shareholders are being asked to approve a proposal for the merger of High Income Opportunities Trust into High Income Bond Fund. If the proposed merger is approved by shareholders of each fund, all of the assets of High Income Opportunities Trust will be transferred to High Income Bond Fund in exchange for shares of High Income Bond Fund with a net asset value equal to the value of High Income Opportunities Trust's assets net of liabilities. High Income Bond Fund will also assume all High Income Opportunities Trust's liabilities. After the merger, High Income Opportunities Trust will be liquidated.

I am a shareholder in Putnam High Income Opportunities Trust. How does this proposal affect me?

If you are a shareholder in the High Income Opportunities Trust and the proposed merger is approved, your shares will be exchanged on a tax-free basis for shares in the High Income Bond Fund with an equal net asset value on the date of the merger.

I am a shareholder in Putnam High Income Bond Fund. How does this proposal affect me?

If you are a shareholder in the High Income Bond Fund, your shares will not be directly affected by the proposed merger, but they will represent interest in a larger fund pursuing the same investment objectives and policies.

Is the merger a taxable event for shareholders?

No, the merger will be a tax-free event for shareholders.

How will this merger affect my dividends?

As a result of this merger, No Change in dividend policies is expected.

Why is Putnam proposing this merger?

-Putnam believes the merger of High Income Opportunities Trust into High Income Bond Fund may result in a combined fund that is more attractive to investors than either of the two funds separately.

-Putnam believes that creating a broader shareholder base for the combined Fund's shares may attract more interest in the combined fund than is currently the case with either fund, which may result in higher trading levels for the combined fund's shares. However, there can be no guarantee that the proposed merger will have the intended effect.

-Putnam believes the merger would offer shareholders of both funds the opportunity to invest in a considerably larger fund with similar investment policies and the potential to achieve greater economies of scale and a lower expense ratio.

-In addition, the funds are managed by the same investment teams with a common investment process and similar objectives; therefore, the proposed merger would permit the funds' investment team to concentrate its efforts and resources more efficiently.

Are the investment goals and policies of each fund the same?

The investment goals of the funds are identical. Each fund seeks high current income as a primary objective, and capital appreciation as a secondary objective. The funds' investment strategies and investment policies are also substantially similar.

Will the number of shares I own change?

If you are a shareholder of High Income Opportunities Trust and the proposed merger is approved, the number of shares you own will change, but the total net asset value of the shares of High Income Bond Fund you receive will equal the total net asset value of the shares of High Income Opportunities Trust that you hold at the time of the merger. If you are a shareholder of High Income Bond Fund, the number of shares you own will not change. Even though the net asset value per share of each fund is different, the total net asset value of a shareholder's holdings will not change as a result of the merger.

What do the Trustees Recommend?

The Trustees of the funds, including all of the independent Trustees who are not affiliated with Putnam Management, unanimously determined that the proposed merger is in the best interests of each fund and recommend that shareholders vote FOR approval of the proposed merger.